Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                               Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                       E-mail:  grhlaw@hotmail.com

September 25, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:          Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”) and am in receipt of the Staff’s comment letter to the Company dated August 28, 2009.  The letter requested a response to its comments on or before September 11, 2009.  On September 2, 2009, we filed with the SEC a request for an additional 10 business days within which to answer the comments due to the fact our auditors were unable to give their immediate attention to comments requiring their assistance.  That request gave us until September 25, 2009, to respond to the comments.

Our work is well under way in answering the comments.  However, work done by our Company accountant still needs to be reviewed by our auditors before we are ready to file our amended 10-K and 10-Q to be fully responsive to the comments.  We therefore request that we be allowed an additional 10 business days beyond September 25, 2009, within which to respond to the comments.  This would extend the comment response due date to October 9, 2009.  We believe we will be successful in meeting this new deadline.

Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel